

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2012

<u>Via E-Mail</u>
Mr. David A. Kastelic
Chief Financial Officer
CHS Inc.
5500 Cenex Drive
Inver Grove Heights, Minnesota 55077

      Re: **CHS Inc.**
             Form 10-K for the Year Ended August 31, 2011
             Filed November 14, 2011
             Form 10-Q for the Quarter Ended February 29, 2012
             Filed April 11, 2012
             File No. 000-50150

Dear Mr. Kastelic:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                 Sincerely,

                                 /s/ Linda Cvrkel

                                 Linda Cvrkel
                                 Branch Chief